

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 28, 2007

<u>Via U.S. Mail</u>

Mr. Patrick E. McCready
Chief Financial Officer
Channell Commercial Corporation
26040 Ynez Road
Temecula, CA 92591

> **Re: Channell Commercial Corporation**
> **Item 4.01 Form 8-K**
> **Filed October 22, 2007**
> **File No. 000-28582**

Dear Mr. McCready:

   We have reviewed your supplemental response letter dated November 27, 2007 as well as your filing and have the following additional comment.

1.   We note your response to comment 1. We also note that you corrected numerous accounting errors related to FY 2005 during the fourth quarter of FY 2005. Please explain to us why you did not restate the quarterly financial statements in the corresponding FY 2005 Forms 10-Q. Include in your response your SAB 99 materiality analysis addressing all affected periods and financial statements line items.

*   *   *   *

Please respond to the comment, via EDGAR, within five business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Robert S. Littlepage, Jr.
Accounting Branch Chief